Exhibit 99.1

For immediate release
Septmeber 1, 2006

Terra Nova FPSO Off Dry Dock, Production to Resume in Late October

Petro-Canada (TSX: PCA, NYSE: PCZ) St. John’s, Newfoundland and Labrador - Petro-Canada today announced the completion of planned dry dock work on the Terra Nova Floating Production Storage and Offloading vessel (FPSO). The vessel is currently moored at dockside in the Keppel Verolme (KV) shipyard in Rotterdam, The Netherlands, for completion of a maintenance turnaround. It moved from the dry dock to dockside on August 24, and is scheduled to sail for the field in mid-September.

“During the turnaround, there has been some growth in the amount of work required on topsides equipment and systems, and to tie-in the 40 bed Additional Living Quarters (ALQ) module,” said Bill Fleming, Vice-President, East Coast. “While we are disappointed to be extending the turnaround, we have decided to take the additional time at dockside because this is the most efficient way to complete the necessary work.”

The Terra Nova FPSO is now expected back on site in early October. Allowing for weather delays, it is expected to take a further two to three weeks to reconnect, re-commission the facility, obtain regulatory approvals and establish production. Production is expected to resume at the end of October. Previously, production was scheduled to resume in late September.

“We have accomplished the critical regulatory tasks requiring the dry dock, such as the re-coating of the vessel hull, underwater ship side valve replacements, thruster inspections, and installation of the ALQ module,” said Fleming. “Improving Terra Nova reliability is a key objective. The new beds in the ALQ will allow us to implement an improved inspection and preventative maintenance program going forward to improve reliability and integrity, and reduce future down time,” he added.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
John Downton	Gordon Ritchie
Corporate Communications	Investor Relations
Petro-Canada (St. John’s)	Petro-Canada (Calgary)
Tel: (709) 778-3692	Tel: (403) 296-7691

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